Filed by PVH Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: The Warnaco Group, Inc.
(Commission File No. 001-10857)

The following is the presentation included in the conference call held by PVH Corp. on October 31, 2012 for analysts and investors.

Growing Powerful Global Lifestyle Brands

PVH


Calvin Klein


TOMMY HILFIGER


HERITAGE BRANDS
IZOD • VAN HEUSEN • BASS • ARROW

PVH Acquisition of Warnaco

October 31, 2012

Safe Harbor

PVH

We (PVH Corp.) obtained or created the market and competitive position data used throughout this presentation from research, surveys or studies conducted by third parties, information provided by customers, and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications and the other information we receive or review is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

This presentation contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and our proposed acquisition of The Warnaco Group, Inc. ("Warnaco") through a merger (including its benefits, results, effects and timing) that may not be realized.

Risks and uncertainties related to the proposed merger include, among others: the risk that Warnaco's stockholders do not approve the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Warnaco's businesses and operations with PVH's business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, "Risk Factors," in PVH's Annual Report on Form 10-K for the fiscal year ended January 29, 2012, Warnaco's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, Warnaco's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and other reports filed by PVH and Warnaco with the Securities and Exchange Commission (SEC). Please read our "Risk Factors" and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise. As a result of these risks and others, actual results could vary significantly from those anticipated in this presentation, and our financial condition and results of operations could be materially adversely affected.

This presentation also includes non-GAAP financial measures, as defined under SEC rules. Reconciliations of these measures are included at the end of this presentation, as well as in certain SEC filings as noted in this presentation, which are available on our website at www.pvh.com/investor_relations_press_releases.aspx and in our Current Reports on Form 8-K furnished to the SEC in connection with our press releases, which are available on our website at www.pvh.com and the SEC's website at www.sec.gov.

Additional Information

PVH

In connection with the proposed merger, we will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Warnaco and a Prospectus of PVH, as well as other relevant documents concerning the proposed transaction. WARNACO STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about PVH and Warnaco, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from PVH at www.pvh.com under the heading "Investors" or from Warnaco by accessing Warnaco's website at www.warnaco.com under the heading "Investor Relations."

PVH and Warnaco and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warnaco in connection with the merger. Information about the directors and executive officers of PVH and their ownership of PVH common stock is set forth in the proxy statement for PVH's 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on May 10, 2012. Information about the directors and executive officers of Warnaco and their ownership of Warnaco common stock is set forth in the proxy statement for Warnaco's 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Compelling Strategic Rationale

PVH

- Creates an over $8 BN global branded lifestyle apparel company with significant growth prospects, driven by two powerful designer brands – *Calvin Klein* and *Tommy Hilfiger*
- Reunites the "House of *Calvin Klein*" to ensure single brand vision
- PVH will have strong operations in all major consumer markets worldwide
- Warnaco's operations in high growth markets of Asia and Latin America complement PVH's strong operating platforms in North America and Europe
- Enhances revenue and EPS growth, and improves operating margins
- Approximately $100 MM in annual run rate synergies and accretive to earnings in year one (1)
- Proven track record of successful acquisitions and achieving financial targets

(1) Excluding one-time costs in year one of $100 MM.

Transaction Overview

PVH

Terms	• Warnaco stockholders will receive $51.75 per share in cash and 0.1822 PVH common stock (fixed ratio) for each share of Warnaco common stock • Based on PVH's closing stock price on October 26th, the aggregate value of the consideration is $68.43 per share (value at signing) • Total enterprise value of approximately $2.9 BN, representing 9.0x 2012E EBITDA[1] and 7.6x 2012E EBITDA, including synergies[1][2]
Financing	• $4.325 BN of committed financing • Anticipated financing consists of bank financing and a senior notes offering
Accretion	• EPS accretion in year one (FY 2013) estimated to be $0.35[3], excluding one-time costs • Approximately $100 MM of annual run rate synergies achieved over three years • One-time integration / transaction related costs of approximately $175 MM over three years
Mgmt. / Board	• PVH existing management team will lead company, with key Warnaco executives expected to join • Helen McCluskey expected to join PVH's Board
Target Closing	• Early 2013, subject to customary closing conditions, including Warnaco stockholder vote and regulatory approvals

(1) Based off of non-GAAP EBITDA.
(2) Assumes $100 MM of annual run rate synergies less the earnings associated with the potential loss of a license and excludes one-time costs in year one of $100 MM.
(3) Assumes year one synergies less the earnings associated with the potential loss of a license and excludes one-time costs in year one of $100 MM.

Transaction Provides Significant Value to Warnaco Stockholders

PVH

Transaction delivers significant immediate value and upside potential to Warnaco stockholders

- Upon closing, Warnaco stockholders will own approximately 10% of the outstanding common stock of PVH
- Powerful opportunity to accelerate Warnaco's strategic growth initiatives
- *Calvin Klein* brand unification to enhance growth prospects globally
- Leverage proven successes and strong momentum
  - Emerging markets development
  - Direct-to-consumer expansion
- Combined brand portfolio will benefit from a truly global infrastructure and scale
- Unlocks additional potential of our brands and business


Calvin Klein Jeans

Creates an Over $8 BN Global Branded Lifestyle Apparel Company

PVH

With over $8 BN in pro forma revenues and over $1 BN in pro forma EBIT PVH will be one of the largest and most profitable global apparel companies in the world

2012E Revenue
($ in millions)



$10,964
$8,049
$6,996
$6,000
$5,030
$3,808
$3,154
$2,956
$2,898
$2,628
$2,444
$1,831
VFC
PF PVH
RL
PVH
COH
JNY
BRBY
BOSS
FOSL
GES
WRC
KORS

2012E EBIT
($ in millions)



$1,593
$1,502
$1,069 (1)
$1,062
$730 (1)
$636
$576
$488
$445
$282
$258 (1)
$182
COH
VFC
PF PVH
RL
PVH
BRBY
BOSS
FOSL
KORS
GES
WRC
JNY
% Margin
31.7%
13.7%
13.3%
15.2%
12.2%
20.3%
19.2%
16.8%
24.2%
10.7%
10.6%
4.8%

Source: FactSet except for PVH, WRC and PF PVH.
Note: PF PVH revenue assumes the elimination of the PVH royalty revenue and wholesale revenues from PVH, as well as revenue associated with the potential loss of a license. PF PVH EBIT assumes $100 MM of annual run rate synergies less the earnings associated with the potential loss of a license.
(1) Refer to Appendix for GAAP to non-GAAP reconciliation.

Strong Operations in Every Major Consumer Market Worldwide

PVH

- **Strong operating platforms in every major consumer market around the world**
- **Regional headquarters in key geographies**
  - US and Canada
  - Europe
  - Asia
  - Latin America
- **Presence in over 100 countries**
  - Direct operations in over 40 countries

2012E Pro Forma PVH Revenue by Region



Revenue: ~$4,700 MM
Revenue: ~$2,150 MM
Revenue: ~$900 MM
Revenue: ~$300 MM
US & Canada
Europe
Asia
Latin America

Complementary Regional Platforms and Operational Expertise

PVH

Transaction increases PVH's presence in emerging markets, particularly Asia and Latin America

2012E Revenue by Region



PVH Today
Asia/Latin America 7%
Europe 27%
North America 66%
PVH Pro forma
Asia/Latin America 15%
Europe 27%
North America 58%

Asia & Latin America: 7% →15% of revenues

2012E EBIT by Region[1]



PVH Today
Asia/Latin America 13%
Europe 30%
North America 57%
PVH Pro forma
Asia/Latin America 21%
Europe 25%
North America 54%

Asia & Latin America: 13% →21% of EBIT

(1) Excludes unallocated corporate expenses.
Note: Pro forma results exclude performance attributable to potential loss of a license.

Complementary Regional Platforms and Operational Expertise

PVH

Warnaco provides PVH significant scale and local operating platforms in high-growth emerging markets where PVH is currently underpenetrated

ASIA
2012E CK Asia Revenue: >$525 MM
2009A-2012E Revenue CAGR: 19%
Key Growth Markets: China, India

LATIN AMERICA
2012E CK Latin America Revenue: >$200 MM
2009A-2012E Revenue CAGR: 30%
Key Growth Markets: Brazil, Mexico

Potential for PVH to leverage its supply chain, operations, processes and systems expertise to drive further growth and margin improvement in these regions

- Opportunity to directly operate and further develop *Tommy Hilfiger* in these regions over time

PVH will leverage its expertise and infrastructure in North America and Europe to restore growth and improve operating margins of the Calvin Klein Jeans and Underwear businesses in these regions

- Enhance product design, marketing and brand presentation

Reunites the House of *Calvin Klein* to Ensure Single Brand Vision

PVH

- ***Calvin Klein*** **is one of the most powerful global mega brands with $7.6 BN in 2011 global retail sales**
  - **Calvin Klein** named one of *TIME* magazine's "Top 100 Icons in Fashion, Style and Design"
  - Significant brand awareness in every major market around the world
    - 51% of global retail sales generated outside of North America
  - Over $300 MM of global marketing spend across *Calvin Klein* brands continues to support global growth
  - Product innovation, category extensions and a cohesive global brand marketing message continue to drive the brand











Reunites the House of *Calvin Klein* to Ensure Single Brand Vision – Global Retail Sales, 2003-2011

PVH

Transaction reinforces PVH strategy to drive *Calvin Klein* brand reach globally through new customers, regions and channels

- Since PVH acquired Calvin Klein in 2003, global retail sales have grown 13% compounded annually
- Global retail sales expected to grow 8%-10% annually at retail over the next 5 years



($BN)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
'03-'11 CAGR: 13%
$2.8
$3.3
$3.9
$4.5
$5.6
$5.8
$5.8
$6.7
$7.6
2003
2004
2005
2006
2007
2008
2009
2010
2011

Reunites the House of *Calvin Klein* to Ensure Single Brand Vision

PVH

- **Complete control of brand image and commercial decisions for the two largest apparel categories of *Calvin Klein* – jeans and underwear – for the first time**
  - Global collaboration and coordination of product design, merchandising, supply chain and retail distribution
    - Better product merchandising and execution alignment with global brand positioning and marketing
  - Reposition full price / off-price and club channels mix over next two years
  - Optimize lifestyle product assortment across categories, channels and regions
  - Eliminates complexities, allowing for better communication and direction
- **Single brand vision – strengthens the brand globally**
  - Improve brand image, positioning and execution across markets
  - Consistency across sportswear, jeanswear and accessories collections and marketing worldwide
- **Remaining royalty stream of over $170 MM (pro forma) will be strengthened by the broader *Calvin Klein* brand initiatives**









PVH Positioned To Drive Long Term Revenue and EPS Growth

PVH

Drive Growth in Warnaco's Business

- Fuel continued growth in emerging markets
- Focus on enhanced product offering and execution
- Continued direct-to-consumer expansion
- Increased brand support
- Improved global coordination, processes, systems and supply chain
- Strengthened momentum and profitability in Europe and North America
- Leverage consistent profitability and free cash flow from Heritage Brands businesses

Synergies

- ~$100 MM in annual run-rate synergies
- One-time integration / transaction related costs of approximately $175 MM to achieve the synergies over 3 years
- Primarily driven by domestic business reduction of corporate overhead / back office
- Synergies realized over 3 years

PVH Pro Forma Enhanced Growth and Profitability

- Expected pro forma revenue growth of 6%-8% annually
- Estimated accretion in year one (anticipated FY 2013) of $0.35 per share, excl. integration / transaction related costs[1]
  - Excludes earnings associated with potential loss of license
- Pro forma EPS growth in excess of 15% annually
- Continued strong cash flow conversion
- Ability to quickly de-lever

(1) Reflects year one synergies, vs. $100 MM of annual run-rate synergies and excludes one-time costs in year one of $100 MM.

PVH in 5 Years – Global Retail Sales

PVH

	Global Retail Sales Growth – Next 5 Years	Long Term EPS Growth
Calvin Klein	8%-10%	High Teens Growth
TOMMY HILFIGER	8%-10%	
HERITAGE BRANDS	2%-3%	

History of Successful Acquisitions and Achieving Financial Targets

PVH

PVH has a proven track record of acquisitions

- Calvin Klein (2003), Tommy Hilfiger (2010)

PVH will have repaid ~$1.0 BN of debt related to its Tommy Hilfiger acquisition by the end of 2012E

Tommy Hilfiger Acquisition			PVH Pro Forma For Warnaco Transaction
Pro Forma PVH @ Closing – May 2010	**PVH Standalone 2012E**		
LTM EBITDA: ~$738 MM(1)	**EBITDA: ~$870 MM(1)**	EBITDA Growth: +18%	**2012E EBITDA: ~$1.3 BN(1)(2)**
Total Debt : $2.6 BN	**Total Debt: $1.6 BN**	De-Leveraging: 1.7x	**Total Debt: $4.3 BN**
Pro Forma Leverage: 3.6x	**Leverage: 1.9x**		**Pro Forma Leverage: 3.4x(2)**
Pro Forma EPS: $3.13(3)	**EPS: $6.37(4)**	EPS Growth: +100%	**Year 1 Accretion: $0.35 per share, excl. one-time costs(5)**

(1) Refer to Appendix for GAAP to non-GAAP reconciliation.
(2) Including run-rate synergies less potential loss of license for pro forma PVH.
(3) Excludes certain items. Reflects 2009 non-GAAP EPS of $2.83 (reconciled on Form 8-K dated March 28, 2011) plus $0.30 of annualized accretion as estimated at the time of the Tommy Hilfiger acquisition.
(4) Reflects the high end of the 2012E guidance. Excludes certain items. Reconciled on Form 8-K dated 10/2/12.
(5) Reflects year one synergies vs. run-rate synergies of $100 MM and excludes one-time costs in year one of $100 MM.

Future Opportunities Outside Plan

PVH

- Significant Revenue and Profit Upside Following Strategic Initiatives To Elevate the *Calvin Klein* Brand
- Re-Establish *Calvin Klein Jeans* Leadership in North America and Europe
- Expand the *Calvin Klein* Category Breadth in Jeans, Sportswear and Accessories
- Directly develop *Tommy Hilfiger* in Markets Where Warnaco Has an Established Operating Platform – Asia, Latin America
- Develop *Tommy Hilfiger* and *Calvin Klein* in New Geographies, Underpenetrated Markets and Categories

Appendix

PVH


Calvin Klein


TOMMY HILFIGER


HERITAGE BRANDS
IZOD • VAN HEUSEN • BASS • ARROW

Appendix: GAAP to Non-GAAP EBITDA Reconciliation

PVH

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
(Amount in dollars and in millions)

	Tommy Hilfiger Transaction 2009 PF [1]	PVH Standalone 2012E	Warnaco Standalone 2012E	Warnaco Transaction Combined 2012E PF [2]
GAAP earnings before interest and taxes (EBIT)	$ 450	$ 715	$ 198	$ 794
Pre-tax non-recurring and one-time items [3]	65	15	60	175
EBIT excluding non-recurring and one-time items and run-rate synergies	$ 515	$ 730	$ 258	$ 969
Run-rate synergies	40	-	-	100
EBIT excluding non-recurring and one-time items	555	730	$ 258	1,069
Depreciation and amortization	183	140		200
EBITDA as presented	$ 738	$ 870		$ 1,269

[1] *Combined pro forma full year results assuming the transaction was completed on the first day of PVH's 2009 fiscal year.*

[2] *Combined pro forma full year estimate based on management estimates assuming the transaction was completed on the first day of PVH's 2012 fiscal year.*

[3] *Adjustments represent the elimination of restructuring and other items in 2009 and 2012. Adjustments for combined 2012E PF also include one-time integration/ transaction costs.*

Growing Powerful Global Lifestyle Brands

PVH


Calvin Klein


TOMMY HILFIGER


HERITAGE BRANDS
IZOD • VAN HEUSEN • BASS • ARROW